July 6, 2012

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bloomin’ Brands, Inc.
Registration Statement on Form S-1
File No. 333-180615

Dear Ms. Nguyen:

On behalf of Bloomin’ Brands, Inc. (the “Company”), we transmit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 18, 2012 (the “Letter”). We also are forwarding a copy of this letter under separate cover, together with four (4) courtesy copies of Amendment No. 3, marked to show the revisions made in response to the Staff’s comments.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold type. All page references in the responses set forth below refer to page numbers in Amendment No. 3.

Prospectus Summary, page 1

Our Company, page 1

1.	We note your response to our prior comment 5 and reissue in part. Please revise to define “high quality” or remove the qualitative description as it is unclear how the term describes Outback Steakhouse or Carrabba’s. If you mean to state that you offer premium beef and fresh seafood that is never frozen, please clarify. We also suggest revising to clarify that you believe that you offer “high quality” food

July 6, 2012

given the economic constraints of your pricing structures. Please also revise the prospectus throughout as applicable.

The Company has revised pages 98, 99 and 104 in response to the Staff’s comments.

Our Sponsors, page 6

2.	We note your disclosure that your Sponsors will continue to hold a controlling interest in you upon consummation of the offering. Please consider adding an ownership structure chart with graphics and narrative disclosure to illustrate the company’s ownership structure upon consummation of the offering. The chart should illustrate the company’s post-offering ownership structure including the relative ownership of your common stock and the associated voting rights between your Sponsors and the public.

The Company has revised page 7 in response to the Staff’s comment by adding further narrative regarding the anticipated post-offering ownership structure and cross-referencing the description of the new stockholders agreement that the Sponsors and Founders are expected to enter into and the “Principal and Selling Stockholders” section that appear on pages 154 and 167, respectively. The Company does not believe that providing this information in the form of an ownership chart would add to potential investors’ understanding of the relative ownership and voting rights of the Sponsors and the public.

3.	We note your disclosure in the Related Party Transactions section on page 153 that you expect to enter into a new stockholders agreement with your Sponsors and your Founders that will become effective upon consummation of the offering. Please revise this section or add a new section to discuss your Sponsors’ post-offering control of the company. Please discuss and quantify your Sponsors’ voting power and discuss any other governance arrangements, such as the new stockholders agreement, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

The Company has revised page 7 in response to the Staff’s comment.

4.	We note your response to our prior comment 12 and reissue in part. Please revise to quantify the termination fee.

The Company has revised page 7 in response to the Staff’s comment.

July 6, 2012

Business, page 95

Our Growth Strategy, page 100

Pursue New Domestic and International Development, page 101

5.	We note your disclosure that you believe you have the corporate infrastructure to support annual new unit growth of up to 5% of your company-owned restaurants. Please revise the first paragraph to include balancing language that there is no guarantee that you will be able to support or achieve such annual new unit growth. Please revise the prospectus throughout accordingly.

The Company has revised pages 101, 102 and 108 in response to the Staff’s comment.

Principal and Selling Stockholders, page 166

6.	Refer to footnote (1). We note your disclosure that certain Bain Capital Entities may contribute shares of your common stock to one or more charities prior to the offering and such charities may choose to participate in the offering. Please advise how you intend to add or substitute these new selling stockholders to this registration statement.

As disclosed in footnote (1) of the Principal and Selling Stockholders table, certain partners and other employees of the Bain Capital Entities may donate shares of common stock to one or more charities and such charities may, in turn, become selling shareholders in the offering. The Company acknowledges its obligation to include all known selling shareholders in its registration statement and will identify, in a pre-effective amendment, any charities that receive gifts prior to effectiveness that have chosen to participate in the offering. However, it is frequently the case that such gifts are made shortly after the effective time of the registration statement. In such case, the recipient charities that become selling shareholders will be identified as such in the Rule 424(b) prospectus relating to the offering. The Company refers the Staff to Compliance and Disclosure Interpretation Question 220.04 of the Securities Act Rules, which notes that a Rule 424(b) prospectus may be used to update the selling shareholder table to reflect a transfer from a previously identified selling shareholder. The Bain Capital Entities have confirmed to the Company that the shares to be donated to the charities were included in the shares currently reflected in the Principal and Selling Stockholders table as shares held by the Bain Capital Entities and that such transfer will not require an increase in the aggregate number of securities or dollar amount registered.

We also advise the Staff that the Company will identify the “Other Selling Stockholders” in a pre-effective amendment once this information has been determined. With respect to selling stockholders that hold less than 1% of the Company’s outstanding common stock as a group, the Company intends to provide this disclosure on a group basis, as opposed to an individual basis, in reliance on Regulation S-K Compliance and Disclosure Interpretations

July 6, 2012

Section 240.01. The Company would not include in the groups any person who has a position, office or other material relationship with the Company that would require disclosure under Item 507 of Regulation S-K.

Underwriting, page 178

7.	We note your response to our prior comment 18 and reissue. Please revise to indicate that the selling shareholders “may be deemed” to be underwriters with respect to the shares they are offering.

The Company has revised page 167 in response to the Staff’s comment.

Part II

Item 16. Exhibits and Financial Statements Schedules, page II-3

8.	We note that you expect to enter into a new stockholders agreement with your Sponsors and your Founders that will become effective upon consummation of the offering. Please file a form of the new stockholders agreement as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company will file the Stockholders Agreement as an exhibit to the Registration Statement when it has been entered into by the parties.

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (216) 861-7398.

Very truly yours,

/s/ John M. Gherlein

cc:	Elizabeth A. Smith, Bloomin’ Brands, Inc.
Joseph J. Kadow, Bloomin’ Brands, Inc.